Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                     Subject Company: AT&T Corp.
                                                   Commission File No. 001-01105


On December 20, 2001 AT&T distributed the following information:




                         [AT&T Comcast Corporation Logo]


--------------------------------------------------------------------------------


                             Investor Presentation
                               December 20, 2001

                                  Safe Harbor
--------------------------------------------------------------------------------


Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. AT&T Corp ("AT&T") and Comcast Corporation ("Comcast") wish to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of AT&T and Comcast. Factors that could cause actual results to differ materially include, but are not limited to (1) the businesses of Comcast and AT&T Broadband ("AT&T Broadband") may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction;
(5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition;
(8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) AT&T and Comcast's ability to expand its distribution;
(12) changes in labor, programming, equipment and capital costs; (13) AT&T and Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in AT&T and Comcast's periodic reports filed with the Securities and Exchange Commission.


                                                 [AT&T Comcast Corporation Logo]
                                       1

                                  Safe Harbor
--------------------------------------------------------------------------------


Additional Information and Where to Find it


In connection with the proposed merger, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AT&T and Comcast with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge NJ 07920. Free copies of Comcast's filings may be obtained by directing a request to Comcast, 1500 Market Street, Philadelphia PA 19102.


Participants in the Solicitation


AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of AT&T's and Comcast's stockholders under the rules of the Commission is set forth in public filings filed by AT&T and Comcast with the Commission and will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the Commission.


                                                 [AT&T Comcast Corporation Logo]
                                       2

--------------------------------------------------------------------------------
                      REALIZATION OF THE BROADBAND VISION
--------------------------------------------------------------------------------




                                 MIKE ARMSTRONG
                                CHAIRMAN AND CEO
                                      AT&T

                      Realization of the Broadband Vision
--------------------------------------------------------------------------------


[AT&T Broadband Logo]                                       [Comcast Logo]
                    \                                       /
                     \                                     /
                      \                                   /
                       \                                 /
                        \                               /
                         [AT&T Comcast Corporation Logo]




                         *More services to more people, more quickly
                         *Maximizes shareholder value


      --------------------------------------------------------------------
      |          Creates one of the most powerful communications         |
      |          media and entertainment companies in the world          |
      --------------------------------------------------------------------


                                                 [AT&T Comcast Corporation Logo]
                                       4

                        Rationale for AT&T Restructuring
--------------------------------------------------------------------------------
 Combination of AT&T Broadband and Comcast furthers the AT&T restructuring plan


* Financial strength to realize growth
  opportunities                                   AT&T Corp
                                                      |
* Greater transparency of results                     |
                                                      |
* Separate currencies that track           - -  - - - |
  individual businesses                    |          |
                                         [AT&T      [AT&T- - - [AT&T      [AT&T
* Direct stock-based reward system     Broadband   Business   Consumer  Wireless
  for employees                           logo]      logo]     logo]      logo]
                                          Asset     Asset     Tracker     Asset
* Appeals to distinct sets of investors
                                           56%        100%      100%

      ---------------------------------------------------------------------
      |  Accelerates execution of the multi-product broadband strategy    |
      ---------------------------------------------------------------------


                                                 [AT&T Comcast Corporation Logo]
                                       5

                    Strength of AT&T Communications Services
--------------------------------------------------------------------------------

          ---------------                          ---------------
          |AT&T Business|                          |AT&T Consumer|
          ---------------                          ---------------
         *4M+ customers                            *~60M customers

         *$14B growth businesses base              *Leader in long distance
          (Data/IP, Local)                          voice

         *Leader in enterprise customer            *Developing integrated
          relationships                             service offerings


                    ---------------------------------------
                    | [AT&T Communications Services Logo] |
                    |           Revenues: $44.2B          |
                    |            EBITDA: $14.7B           |
                    ---------------------------------------

      --------------------------------------------------------------------
      |        AT&T Communications Services is an industry leader        |
      --------------------------------------------------------------------

Note: LTM data as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.


                                                 [AT&T Comcast Corporation Logo]
                                       6

                      Realization of the Broadband Vision
--------------------------------------------------------------------------------

[AT&T Comcast Corporation Logo]                    Revenues: $18.0B
                                                     EBITDA: $4.6B

*38M homes passed, with 22M subscribers

*Potential for scaling new and innovative products and services to consumers

*Best value proposition to the consumer

*Experienced management and employees

*Projected EBITDA growth approaching 20%

*Financial strength and flexibility


      -------------------------------------------------------------------
      |     Merger creates the leading entertainment, communications    |
      |                      and information company                    |
      -------------------------------------------------------------------

Note: Financial data for AT&T Broadband based on 9 months annualized as of September 30, 2001. Financial data for Comcast represents LTM as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.


                                                 [AT&T Comcast Corporation Logo]
                                       7

                              Transaction Summary
--------------------------------------------------------------------------------

* Merger between Comcast and AT&T Broadband

* Tax-free spin-off to shareholders

* Values AT&T Broadband at $72 billion, implying $4,500 per sub

* Microsoft converting $5 billion of QUIPS for up to 115 million
  AT&T Comcast Corp shares

* AT&T shareholders will receive approximately 0.34 of AT&T Comcast Corp Class A shares for each share of AT&T (subject to adjustment)

* AT&T shareholders will own 56% of the economics and 66% of the vote of the new company




(1) Value includes TWE and other non core cable assets.
(2) Approximately 1.235B Comcast shares based on current shares outstanding.


                                                 [AT&T Comcast Corporation Logo]
                                       8

                              Transaction Summary
--------------------------------------------------------------------------------

* Company Name: AT&T Comcast Corp

* "Best of both teams" management approach

* Five Board members from each company plus 2 independent

* Executive transition team led by proven experts selected from both companies

* Headquarters: Philadelphia, with executive offices in New York area

* Well positioned for regulatory approvals

* Closing expected by year-end 2002


                                                 [AT&T Comcast Corporation Logo]
                                       9

                              Transaction Summary
--------------------------------------------------------------------------------

                 [Bar Graph Depicting Equity Capitalization ($B)]


               AOL Time Warner                   $165

               AT&T/Comcast (1)                  $86

               Viacom                            $79

               Disney                            $44

               EchoStar/Hughes                   $35
               (pending)

               News Corp.                        $33


      --------------------------------------------------------------------
      |      AT&T Comcast Corp: A "must own" large-cap growth stock      |
      --------------------------------------------------------------------

Note: (1) Equity values based on 20 day trading average ending 12/18/2001.
          AT&T Comcast Corp based on pro forma value implied by Comcast price. Value reflects conversion of Microsoft QUIPS for up to 115 million AT&T Comcast Corp shares.


                                                 [AT&T Comcast Corporation Logo]
                                       10

--------------------------------------------------------------------------------
                          POWERFUL PLATFORM FOR GROWTH
--------------------------------------------------------------------------------




                                  BRIAN ROBERTS
                                    PRESIDENT
                              COMCAST CORPORATION

                          Powerful Platform for Growth
--------------------------------------------------------------------------------

      --------------------------------------------------------------------
      |          Creates one of the most powerful communications         |
      |          media and entertainment companies in the world          |
      --------------------------------------------------------------------


*Unparalleled scale and scope

*The leader in advanced services

*Realizing the telephony opportunity

*Creating value through content

*Maximizing cost synergies and revenue enhancement




                                                 [AT&T Comcast Corporation Logo]
                                       12

                          Powerful Platform for Growth
--------------------------------------------------------------------------------

      --------------------------------------------------------------------
      |             Diligence Assessment - What Did We Find?             |
      --------------------------------------------------------------------

*Strong foundation in place to drive future growth

*Best and most highly clustered industry footprint

*Consolidation and integration of operating activities and facilities largely complete

*Telephony and data infrastructure                      [Photograph of buidlings
investments were behind them --                            and skyline]
just beginning to realize scale benefits
                                                        [Photograph of pickup
*Highly committed workforce: "Best of Both"              trucks]


                                                 [AT&T Comcast Corporation Logo]
                                       13

                          Powerful Platform for Growth
--------------------------------------------------------------------------------

      --------------------------------------------------------------------
      |        Best and most highly clustered industry footprint         |
      --------------------------------------------------------------------


    [Graphic Depicting Map of U.S. with locations of Clustered Subscribers]


   --------------------------------------------------------------------------
   |  Clustered Subscribers:                                                |
   |  ---------------------                                                 |
   |     AT&T Broadband                           Comcast                   |
   |-------------------------------------------------------------------------

Boston/Hartford 2.2                     Philadelphia         1.8

Bay Area        1.8                     Baltimore/Washington 1.5

Chicago         1.7                     Detroit              1.0

Seattle         1.0                     NY/NJ/CT             0.8

Miami           0.8                     Harrisburg           0.5

Sacramento      0.6                     Nashville            0.3

Dallas          0.6

Denver          0.6

Atlanta         0.6
                                -----------------------------
Pittsburgh      0.6             |*38M HOMES PASSED          |
                                |                           |
Los Angeles     0.5             |*79% OF SUBS IN SYSTEMS    |
                                | GREATER THAN 250,000      |
Portland        0.4             |                           |
                                |*PRESENCE IN 41 STATES     |
Salt Lake City  0.3             -----------------------------

Twin Cities     0.3

Jacksonville    0.3


                                                 [AT&T Comcast Corporation Logo]
                                       14

                          Powerful Platform for Growth
--------------------------------------------------------------------------------

------------------------------------------------
| TOP 20 DMAS                     SUBS IN 000S |
| -------------------------------------------- |      --------------------------
| 1.  New York, NY                         670 |      | *LEADER IN 8 OF TOP 10 |
| 2.  Los Angeles, CA                      530 |      |  DMAS                  |
| 3.  Chicago, IL                        1,750 |      |                        |
| 4.  Philadelphia, PA                   1,790 |      | *70% OF SUBSCRIBERS IN |
| 5.  San Francisco-Oakland-San Jose, CA 1,830 |      |  TOP 20 DMAS           |
| 6.  Boston, MA                         1,680 |      |                        |
| 7.  Dallas-Fort Worth, TX                560 |      | *MAJOR PRSENCE IN 17   |
| 8.  Washington, DC                       860 |      |  OF THE TOP 20 DMAS    |
| 9.  Detroit, MI                          830 |      |------------------------
| 10. Atlanta, GA                          680 |
| 11. Houston, TX                           -- |
| 12. Seattle-Tacoma, WA                   960 |
| 13. Tampa/St. Petersburg-Sarasota, FL    210 |
| 14. Minneapolis-St. Paul, MN             340 |
| 15. Cleveland, OH                         90 |   [Graphic of map from page 14]
| 16. Miami/Ft Lauderdale, FL              780 |
| 17. Phoenix, AZ                           -- |
| 18. Denver, CO                           620 |
| 19. Sacramento-Stockton-Modesto, CA      550 |
| 20. Pittsburgh, PA                       620 |
-----------------------------------------------

Source: Wall Street equity research.

                                                 [AT&T Comcast Corporation Logo]
                                       15

                          Powerful Platform for Growth
--------------------------------------------------------------------------------

      --------------------------------------------------------------------
      |          SCALE DRIVES ACCELERATED BROADBAND DEPLOYMENT           |
      --------------------------------------------------------------------


                  [Bar Graph depicting 2001E Subscribers (MM]


                                       1st Quarter              2nd Quarter

AT&T/Comcast                               --                      22.1

EchoStar/DirecTV (pending)                 10.3                    6.4

Time Warner Cable                          11.2                    --

Charter                                    7.0                     --

Cox                                        6.3                     --

Adelphia                                   5.8                     --

Cablevision                                3.0                     --




Source: Wall Street equity research.

                                                 [AT&T Comcast Corporation Logo]
                                       16

                          Powerful Platform for Growth
--------------------------------------------------------------------------------
        --------------------------------------------------------------
                 Scale drives accelerated broadband deployment
        --------------------------------------------------------------

* Deploy new products and services

        -   Telephony
        -   VOD
        -   SVOD
        -   Home networking
        -   Interactive TV

* Develop new, and leverage existing, programming content

 [QVC Logo]    [E! Logo]     [THE GOLF CHANNEL Logo]    [Comcast SportsNet Logo]

                                                 [AT&T Comcast Corporation Logo]

                          Powerful Platform for Growth
--------------------------------------------------------------------------------
        --------------------------------------------------------------
                      Leading Provider of Advanced Services
        --------------------------------------------------------------


        Digital                         Data                    Telephony
       ---------                       ------                   ---------
  (Subscribers (000's)          (Subscribers (000's)        (Subscribers (000's)



AT&T Comcast   4,797          AT&T Comcast   2,180       AT&T Comcast   924

AOL/TW         2,861          AOL/TW         1,661       Cox            399

CHTR           1,951          Cox              779       CVC             12

ADLAC          1,682          CHTR             508

Cox            1,228          CVC              423

                              ADLAC            315


Source: Data as of Company reports 9/30/01


                                                 [AT&T Comcast Corporation Logo]

                          Powerful Platform for Growth
--------------------------------------------------------------------------------
        --------------------------------------------------------------
             Value creation by leveraging AT&T's telephony expertise
        --------------------------------------------------------------

*Telephony footprint with national reach

*AT&T telephony infrastructure leverageable and scaleable into Comcast footprint

*Initial rollout to 1 million Comcast homes
        -- Initial Comcast markets  -Philadelphia and Detriot

*Strong focus on building long term economic value

*Enhances growth profile of combined company

                                                 [AT&T Comcast Corporation Logo]

                          Powerful Platform for Growth
--------------------------------------------------------------------------------
    ------------------------------------------------------------------------
       Comcast record of content value creation benefits all shareholders
    ------------------------------------------------------------------------
                                                                     Value Today
                                                                     -----------
 [QVC Logo]                  *More than tripled OCF in 7 years
                              *$209M in 1994 to $700M in 2001           $13-$15B

 [E! Logo]                   *60% subscriber growth in 4 years
                              *46M in 1997 to 75M at YE01             $1.5-$2.5B

 [Style Logo]                *15M subscribers today growing to
                              40M by YE04                             $300-$500M

 [THE GOLF CHANNEL Logo]     *200% subscriber growth in 4 years
                              *14M in 1997 to 46M at TE01             $1.0-$1.5B

[Outdoor Life Network Logo]  *120% subscriber growth since 1998
                              *17M in 1998 to 37M at TE01             $500-$700M

[Comcast                     *Regional sports network covers 8.2M
 SportsNet Logo]              subscribers and entrie Mid-Atlantic
                              customer base                           $300-$500M

                                                                     -----------
                                                                    $16.6-$20.7B

                                                 [AT&T Comcast Corporation Logo]

Source: Wall Street equity research estimates.
        Value represents 100% of the equity for each entity.

                          Powerful Platform for Growth
--------------------------------------------------------------------------------
    ------------------------------------------------------------------------
      Comcast's superior currency has outperformed its peers and the market
    ------------------------------------------------------------------------

                        1 Year          3 Years         5 Years         10 Years
                        ------          -------         -------         --------
--------------------------------------------------------------------------------
Comcast                 (0.3%)            11%             34%             22%
--------------------------------------------------------------------------------

Cable Composite (2)     (21%)              4%             32%             13%

Nasdaq                  (21%)             (2%)             9%             14%

S&P 500                 (12%)             (1%)             9%             11%

                                                 [AT&T Comcast Corporation Logo]

Notes: (1) All performance measurements calculated through 12/19/01
       (2) Consists of Adelphia, Calbevision, Charter and Cox.

--------------------------------------------------------------------------------
                           Leading Broadband Platform
--------------------------------------------------------------------------------




                                 Bill Schleyer
                               President and CEO
                                 AT&T Broadband

                          Powerful Platform for Growth
--------------------------------------------------------------------------------
  ---------------------------           ----------------------------------------
   Pro Forma Plant Status (1)            Upgraded Homes as % of Homes Passed (2)
  ---------------------------           ----------------------------------------
                                                       [2002]

[Pie Chart:]                            Digitial Video
                                        Service Ready Homes    38.0M
750+ MHz       67%
                                        Cable Modem
550-750 MHz    13%                      Service Ready Homes    30.2M

<550 MHz       20%                      Telephony
                                        Service Ready Homes    11.2M

--------------------------------------------------------------------------------
 Upgraded plant positioned for growth in advanced services
--------------------------------------------------------------------------------

                                                 [AT&T Comcast Corporation Logo]

Notes: (1) Based on 13.8MM and 24.6MM homes passed for Comcast and AT&T Broadband, respectively.
       (2) Upgraded Service ready homes

                       High Speed Data Network Migration
--------------------------------------------------------------------------------

* Migration to self reliant high-speed data network

  - Improves control and cost

  - Increases overall network reliability, including redundant RDCs

  - Designed to support multiple ISPs

  - Enables ability to offer tiered packages

  - Enhanced product features (e.g. remote email)

* Long-term results

  - Increased customer satisfaction

  - Improved operating and long term financial results

                                                 [AT&T Comcast Corporation Logo]

                          Powerful Telephony Footprint
--------------------------------------------------------------------------------

-----------------------------------          -----------------------------------
        Telephony Footprint
        Comparable to RBOCs...                      ...with National Reach
-----------------------------------          -----------------------------------

                    Homes        Homes
                    Passed (M)   Connected (M)   [Map depiciting National Reach]

AT&T Comcast Corp       38              1.0   SBC: California, Nevada,
                                                       Texas, Oklahoma,
SBC                     36              36             Arkansas, Missouri,
                                                       Illinois, Indiana,
Verizon                 33              33             Wisconsin, Michigan, Ohio

BellSouth               15              15    Bell South: Louisiana,
                                                       Mississippi, Alabama,
Qwest                   10              10             Georgia, Florida, North
                                                       Carolina, South Carolina,
Cox                     10              0.4            Kentucky, Tennessee

                                              Qwest: Arizona, New Mexico, Utah
                                                       Colorado, Kansas,
                                                       Wyoming, Nebraska,
                                                       North Dakota, South
                                                       Dakota, Montana,
                                                       Washington, Oregon,
                                                       Idaho, Iowa, Minnesota

                                              Verizon: New Jersey, Connecticut,
                                                       Massachusetts,
                                                       New Hampshire, Vermont,
                                                       Maine, West Virginia,
                                                       Virginia, Washington,
                                                       D.C., Pennsylannia, New
                                                       York, Maryland, Delaware,
                                                       Rhode Island

Source: Wall Street equity estimates research and company reports
                                                 [AT&T Comcast Corporation Logo]
                                       25

              Telephony Infrastructure in Place to Support Growth
--------------------------------------------------------------------------------

* Infrastructure is in place to support telephony

        - Centralized infrastructure

        - Roll-out knowledge and process

        - AT&T Infrastructure

* Strong financial returns

        - Incremental EBITDA/Sub by 2003 - $300 annually

        - Incremental per sub capital cost $700 and declining

        - AT&T Broadband breakeven by Q102


--------------------------------------------------------------------------------
|            AT&T Comcast Corp has the experience and infrastructure           |
|           to rapidly deploy telephony more efficiently and quickly           |
--------------------------------------------------------------------------------

                                                 [AT&T Comcast Corporation Logo]

--------------------------------------------------------------------------------

                        VALUE CREATION THROUGH SYNERGIES

--------------------------------------------------------------------------------





                                  STEVE BURKE
                                   PRESIDENT
                                 COMCAST CABLE

                        Value Creation Through Synergies
--------------------------------------------------------------------------------
                        Annual synergies approaching $2B

                                          Annual
                                   EBITDA Impact ($M)           Timing
                                   ------------------           ------

Programming Cost Savings                 $250-450            1-3 years

Continued Operating Efficiencies         $200-300            1-3 years

National Advertising Platform            $100-200            1-3 years

New Products                             $100-200              3 years

Comcast Telephony                        $600-800              5 years
                                         --------

TOTAL                                $1,250-1,950

Net Present Value                         $13,500


                                                 [AT&T Comcast Corporation Logo]

                       Value Creation Through Synergies
--------------------------------------------------------------------------------
                Substantial EBITDA margin improvement opportunity
                            in addition to synergies


[Bar Graph showing EBITDA Margins for AT&T Broadband and Comcast as follows:

                           AT&T Broadband(1)    Comcast(2)

     1Q01 EBITDA Margins           18%             41%

     2Q01 EBITDA Margins           23%             43%

     3Q01 EBITDA Margins           25%             42%]


Comcast Margin                 42%

AT&T Broadband Margin          25%

---------------------------------------
|DIFFERENCE                     17%   |
---------------------------------------

AT&T Broadband '01 Revenue(3) x $9.6B
---------------------------------------
|POTENTIAL MARGIN IMPROVEMENT    $1.6B|
---------------------------------------

---------------------------------------
|       Projected EBITDA growth       |
|           approaching 20%           |
---------------------------------------

Source: Company Reports
Notes:  (1) AT&T Broadband margins exclude restructuring and other changes.
        (2) Margins inckude 75% corporate overhead allocation.
        (3) Annualized 3Q01 AT&T Broadband revenues.

                                                 [AT&T Comcast Corporation Logo]

                       Value Creation Through Synergies
--------------------------------------------------------------------------------
                   Comcast's strong EBITDA margins maintained
                  even as lower margin systems are integrated


* Comcast integrated 1.7 million subscribers in 2000 and 1.9 million subscribers in the first two quarters of 2001

[Bar Graph showing Comcast Quarterly EBITDA and % EBITDA Margin for four quarters of 2000 and three quarters of 2001 as follows:

                     Quarterly EBITDA ($MM)            %EBITDA Margin

          2000 Q1           458                              40.0

          2000 Q2           486                              40.8

          2000 Q3           492                              41.4

          2000 Q4           505                              40.8

          2001 Q1           508                              40.9

          2001 Q2           554                              42.5

          2001 Q3           556                              42.4

Note:  Margins include 75% corporate overhead allocation.
       Includes all system sales and swaps.


                                                 [AT&T Comcast Corporation Logo]

                       Value Creation Through Synergies
--------------------------------------------------------------------------------
                    $5B + value content creation opportunity

* Scale enables cost-effective and profitable content creation

        - 22 million subscribers

        - Reduced risk in start-up phase

        - Access to quality programming

        - More attractive to advertising sponsors

* Leverages Comcast's success in content development to date

* Launch of additional channels will create significant value




                                                 [AT&T Comcast Corporation Logo]

--------------------------------------------------------------------------------

                                FINANCIAL REVIEW

--------------------------------------------------------------------------------





                                  CHUCK NOSKI
                            CHIEF FINANCIAL OFFICER
                                      AT&T

          Financially Powerful Combination with Strong Credit Position
--------------------------------------------------------------------------------

* Estimated pro forma EBITDA of $4.6B

* Retains maximum financial and strategic flexibility

* Accelerating free cash flow provides additional debt capacity

* Focus on continued deleveraging activities

* Anticipate investment grade credit ratings


--------------------------------------------------------------------------------
|    AT&T Comcast Corp will be financially strong and positioned for growth    |
--------------------------------------------------------------------------------

Note: Financial data for AT&T Broadband based on 9 months annualized as of September 30, 2001. Financial data for Comcast represents 2001 estimate. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.



                                                 [AT&T Comcast Corporation Logo]

                          Pro Forma Financial Results
--------------------------------------------------------------------------------

                            AT&T                                AT&T
($ in Billions)          Broadband        Comcast           Comcast Corp.
                         ---------        -------           -------------

Revenue(1)                  $9.0B          $9.0B               $18.0B

EBITDA(1)                   $1.9B          $2.7B                $4.6B

EBITDA Margin               20.8%          30.3%                25.6%

Net Debt(2)                $17.3B          $9.7B                 $27B


--------------------------------------------------------------------------------
|                       Target debt rating of strong BBB                       |
--------------------------------------------------------------------------------

(1) Financial data for AT&T Broadband based on 9 months annualized as of September 30, 2001. Financial data for Comcast represents LTM as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.
(2) Net debt excluding QUIPS (Face amount $5 billion) and other liabilities.



                                                 [AT&T Comcast Corporation Logo]

              AT&T Communications Services: Deleveraging Progress
--------------------------------------------------------------------------------

AT&T Consolidated Net Debt(1)                   --------------------------------
(Dollars in Billions)                           |Key Drivers                   |
                                                |-----------                   |
                                                |                              |
                                                |NTT DoCoMo ($9.8B)            |
                                                |Japan Telecom ($1.3B)         |
                YE00(2)     |     $56.2B     |  |Non-core Cable Assets ($5.0B) |
                            |                |  |AWE Split ($0.7B)             |
                            |                |  |AWE Debt-Equity Swap ($1.6B)  |
                            |                |  |AWE Residual Interest ($1.2B) |
                            |                |  |Cablevision/RMG ($2.0B)       |
                Today       |     $35.6B     |  |Global Bond Offering/Refinance|
                            |                |  --------------------------------
                            |                |
     Debt Assumed by      ---                --- + $5B of Microsoft QUIPS
    AT&T Comcast Corp      -     ($17.3B)     -            Exchanged
                             -              -
                               -          -
                                  -    -
                                     |

--------------------------------------------------------------------------------
|             AT&T Communications Services will remain in a strong             |
|              capital position as the result of this transaction              |
--------------------------------------------------------------------------------

(1) Net of monetizations and cash.
(2) Includes debt from discontinued operations.



                                                 [AT&T Comcast Corporation Logo]

                    Strength of AT&T Communications Services
--------------------------------------------------------------------------------

-------------------------------                  -------------------------------
|       ---------------       |                  |       ---------------       |
|       |AT&T Business|       |                  |       |AT&T Consumer|       |
|       ---------------       |                  |       ---------------       |
|                             |                  |                             |
|       Revenue: $28.3B       |                  |       Revenue: $15.9B       |
|                             |                  |                             |
|        EBITDA: $ 9.1B       |                  |        EBITDA: $5.6B        |
|                             |                  |                             |
-------------------------------                  -------------------------------


                  --------------------------------------------
                  |                                          |
                  |   [AT&T Communications Services Logo]    |
                  |             Revenue: $44.2B              |
                  |                                          |
                  |              EBITDA: $14.7B              |
                  |                                          |
                  |             Net Debt: ~$18B              |
                  --------------------------------------------


Note: Revenue and EBITDA shows LTM data as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges. Net debt expected for year-end 2001.



                                                 [AT&T Comcast Corporation Logo]

                         AT&T's Restructuring - Future
--------------------------------------------------------------------------------


                Activity                         Estimated Timing
                --------                         ----------------

* Deleveraging                              * On-going

* Proxy Filing                              * First Qyarter 2002

* Shareholder Vote                          * Mid 2002

* Consumer Tracker Distribution             * 2nd Half 2002

* AT&T Comcast Corp Closing                 * Approximately 1 Year


                                                 [AT&T Comcast Corporation Logo]

                      Realization of the Broadband Vision
--------------------------------------------------------------------------------

[AT&T Comcast Corporation Logo]                        Revenues: $18.0B
                                                        EBITDA: $ 4.6B

* 38M homes passed, with 22M subscribers

* Potential for scaling new and innovative products and services to consumers

* Best value proposition to the consumer

* Experienced management and employees

* Projected EBITDA growth approaching 20%

* Financial strength and flexibility

--------------------------------------------------------------------------------
|           Merger creates the leading entertainment, communications           |
|                           and information company                            |
--------------------------------------------------------------------------------

Note: Financial data for AT&T Broadband based on 9 months annualized as of September 30, 2001. Financial data for Comcast represents LTM as of September 30, 2001. EBITDA excludes other income, pretax equity earnings (losses), and asset impairment charges.


                                                 [AT&T Comcast Corporation Logo]

                         [AT&T Comcast Corporation Logo]



--------------------------------------------------------------------------------


                             Investor Presentation
                               December 20, 2001